UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: April 14, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

ANNOUNCEMENT CANCELLATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS PT TELKOM INDONESIA (PERSERO) TBK YEAR 2026 (No. Tel.18/PR 000/COP-M0000000/2026)

Referring to the Announcement of the Extraordinary General Meeting of Shareholders (“EGMS” or “Meeting”) Year 2026 on Wednesday, March 18, 2026, PT Telkom Indonesia (Persero) Tbk (the “Company”) hereby notifies the Company's shareholders that the Meeting originally scheduled for Friday, April 24, 2026, is cancelled.

In connection with this cancellation, the Meeting Announcement previously submitted through the e-GMS provider website (https://easy.ksei.co.id), the electronic reporting website of the Indonesia Stock Exchange and the Financial Services Authority (https://spe.ojk.go.id/idxnet), and the Company’s website (www.telkom.co.id) on Wednesday, March 18, 2026, is declared invalid.

The Company will provide further notification regarding the new schedule for the Meeting in due course.

We hereby convey this information and thank you for your attention.

Jakarta, April 14, 2026

PT Telkom Indonesia (Persero) Tbk

Directors